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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934

ImproveNet, Inc.
(Name of Subject Company)

ImproveNet, Inc.
(Name of Person(s) Filing Statement)

Common Stock—par value $0.001 per share
(Title of Class of Securities)

45321E106
(CUSIP Number of Class of Securities)

Brian W. Evans
ImproveNet, Inc.
1286 Oddstad Drive, Redwood City, California 94063
(650) 363-8173
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

COPY TO:
William T. Manierre
Sheppard, Mullin, Richter & Hampton LLP
4 Embarcadero Center, 17th Floor
San Francisco, CA 94111
(415) 774-3283

☐    Check the box if the filing relates solely to preliminary communications prior to the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION.

        The information contained on the cover page of and under "The Company—Background and Business" in the Offer to Purchase, which is attached as Exhibit a.1.1 to the Schedule TO-I/13E-3, as amended, initially filed with the Securities and Exchange Commission on October 7, 2002 (the "Schedule TO"), which information is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

        The information set forth under "The Company—Background and Business" in the Offer to Purchase, which is attached as Exhibit a.1.1 to the Schedule TO, is incorporated herein by reference. The filing person is also the subject company.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        The information set forth under "Special Factors—Background of the Offer; Alternatives Considered," and "—Interests of Certain Persons in the Offer" in the Offer to Purchase, which is attached as Exhibit a.1.1 to the Schedule TO, is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

        The information set forth under "Special Factors—The Board's Approval and Recommendation," "—Opinion of the Financial Advisor to the Board" and "—Interests of Certain Persons in the Offer" and on the cover page of the Offer to Purchase, which is attached as Exhibit a.1.1 to the Schedule TO, is incorporated herein by reference.

ITEM 5. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        The information set forth under "The Tender Offer—Source of Funds for and Expenses of the Offer" in the Offer to Purchase, which is attached as Exhibit a.1.1 to the Schedule TO, is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        The information set forth under "Special Factors—Interests of Certain Persons in the Offer" and "The Company—Beneficial Ownership of Certain Stockholders" in the Offer to Purchase, which is attached as Exhibit a.1.1 to the Schedule TO, is incorporated herein by reference.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        The information set forth under "Summary Term Sheet—Q: What is the purpose of the Offer?" and "Special Factors—Plans of ImproveNet After the Offer" in the Offer to Purchase, which is attached as Exhibit a.1.1 to the Schedule TO, is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

        None.

ITEM 9. EXHIBITS.

a.1.1	Offer to Purchase.*
a.1.2	Letter of Transmittal.*
a.1.3	Notice of Guaranteed Delivery.*
a.1.4	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*
a.1.5	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*
a.1.6	Letter to Stockholders from the Company.*
a.1.7	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
a.1.8	Instructions with Respect to the Offer to Purchase for Cash Any and All Outstanding Shares of ImproveNet, Inc.*
e.	Agreement and Plan of Merger (incorporated by reference to Exhibit 10.39 to the Current Report on Form 8-K of ImproveNet, Inc. filed August 6, 2002).

*
Incorporated by reference to the Schedule TO-I/13E-3 of ImproveNet, Inc. Amendment No. 2, filed December 4, 2002.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

Dated: December 4, 2002

ImproveNet, Inc.
By:	/s/ Ronald B. Cooper
Name:	Ronald B. Cooper
Title:	Chairman

EXHIBIT INDEX

a.1.1	Offer to Purchase.*
a.1.2	Letter of Transmittal.*
a.1.3	Notice of Guaranteed Delivery.*
a.1.4	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*
a.1.5	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*
a.1.6	Letter to Stockholders from the Company.*
a.1.7	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
a.1.8	Instructions with Respect to the Offer to Purchase for Cash Any and All Outstanding Shares of ImproveNet, Inc.*
e.	Agreement and Plan of Merger (incorporated by reference to Exhibit 10.39 to the Current Report on Form 8-K of ImproveNet, Inc. filed August 6, 2002).

*
Incorporated by reference to the Schedule TO-I/13E-3 of ImproveNet, Inc., Amendment No. 2, filed December 4, 2002.

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SIGNATURE
EXHIBIT INDEX